As filed with the Securities and Exchange Commission on March 16, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QIAO XING UNIVERSAL TELEPHONE, INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands	Not Applicable

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023

(Address of principal executive offices) (zip code)
Qiao Xing Universal Telephone, Inc.
2005 Stock Compensation Plan

(Full title of the plan)
Andrew N. Bernstein, Esq.
Andrew N. Bernstein, P.C.
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111

(Name and address of agent for service)
(303) 770-7131

(Telephone number, including area code, of agent for service)
     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

Exhibit Index Begins at Page 16
CALCULATION OF REGISTRATION FEE

Title of	Amount to be	Proposed	Proposed	Amount of
securities to be	registered (1)	maximum	maximum	registration
registered		offering	aggregate	fee
		price per	offering
		share	price
Common Stock, $0.001 par value	2,000,000 shares	(2)	$14,480,000(2)	$1,550.00

(1)	Pursuant to Rule 416, this Registration Statement covers any additional shares of Common Stock (“shares”) which become issuable under the Plan set forth herein by reason of any stock dividend, stock split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of shares outstanding.

(2)	Pursuant to Rule 457(c), the offering price per share, the aggregate offering price and the amount of the filing fee were computed upon the basis of the closing price of the Common Stock within five business days prior to the date of filing of the Registration Statement ($7.24 per share on March 14, 2006).

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
     Pursuant to the requirements of the Note to Part I of Form S-8 and Rule 428(b)(1) of the Rules under the Securities Act of 1933, as amended, the information required by Part I of Form S-8 is incorporated by reference in the Reoffer Prospectus which follows. The Reoffer Prospectus, together with the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, constitutes the Section 10(a) Prospectus.
REOFFER PROSPECTUS
     The material which follows, up to but not including the pages beginning Part II of this Registration Statement, constitutes a prospectus prepared in accordance with the applicable requirements of Part I of Form F-3 and General Instruction C to Form S-8, to be used in connection with resales of securities acquired under the Registrant’s 2005 Stock Compensation Plan by affiliates of the Registrant, as defined in Rule 405 under the Securities Act of 1933, as amended.
ii

REOFFER PROSPECTUS
2,000,000 SHARES
COMMON STOCK
QIAO XING UNIVERSAL TELEPHONE, INC.

2005 STOCK COMPENSATION PLAN

     We are registering on behalf of our employees, officers, directors and consultants up to 2,000,000 shares of our common stock purchasable by them pursuant to common stock options granted under our 2005 Stock Compensation Plan. As of this date, all 2,000,000 options were issued under the Plan and are currently outstanding.
     This prospectus will be used by persons who are our “affiliates” to resell shares purchased by them under the Plan. We will receive no part of the proceeds of any such sales, although we will receive the exercise price for the stock options.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     No person is authorized to give any information or to make any representation regarding the securities we are offering and investors should not rely on any such information. The information provided in the prospectus is as of this date only.
The date of this prospectus is March 16, 2006.

AVAILABLE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, as they apply to a foreign private issuer, and we file reports and other information with the Securities and Exchange Commission. Copies of such material can be obtained from the Public Reference Section of the Commission, 100 F Street, NE, Washington, D.C. 20549 at prescribed rates. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our internet address is http://www.cosun-xing.com. Our common stock is traded on the Nasdaq National Market under the symbol “XING.”
     We furnish annual reports to our shareholders which include audited financial statements. We may furnish such other reports as may be authorized, from time to time, by our board of directors.
INCORPORATION BY REFERENCE
     Certain documents have been incorporated by reference into this prospectus, either in whole or in part. We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request, (i) a copy of the information that has been incorporated by reference (not including exhibits to the information unless such exhibits are specifically incorporated by reference into the information), and (ii) a copy of all documents and information required to be delivered to our employees pursuant to Rule 428(b). Requests for such information shall be addressed to us at Qiao Xing Universal Telephone, Inc., Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023, telephone: (011) 86-752-2820-268.

INTRODUCTION
     We are one of China’s largest manufacturers and distributors of telecommunications products. We have grown our net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. Our product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’. We have established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for our ‘High End Mobile Phone Strategy’. We currently distribute over 260 models of corded and cordless telephones and are one of China’s largest distributors of indoor phones. We have built a strong distribution network comprised of more than 5,000 retail stores throughout China and have established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart.
     We are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023, telephone: 86-752-2820-268.
SELLING STOCKHOLDERS
     This prospectus covers possible sales by our executive officers, directors, consultants and employees of shares they acquire through exercise of options granted under our 2005 Stock Compensation Plan. The names of our affiliates who may be Selling Stockholders from time to time are listed below, along with the number of shares of common stock to be offered for sale. The names of other affiliates who may offer shares for resale in the future, along with the number of shares which may be sold by each affiliate from time to time, will be updated in supplements to this prospectus, which will be filed with the Commission in accordance with Rule 424(b) under the Securities Act. All Selling Stockholders are executive officers and/or directors. The address of each Selling Stockholder is the same as our address. All shares listed below for sale represent shares issuable upon exercise of options granted under the Plan.

Maximum Number of Shares Which May
Name of Selling Stockholder	Be Sold Upon Exercise of Options
WU Rui Lin	545,000

WU Zhi Yang	400,000

WU Zhi Zhong	400,000

WU Zhi Jian	400,000

SHI Jie	50,000
METHOD OF SALE
     Sales of the shares offered by this prospectus will be made on The Nasdaq National Market, where our common stock is listed for trading, in other markets where our common stock may be traded, or in negotiated transactions. Sales will generally involve payment of customary brokers’ commissions by the Selling Stockholders. There is no present plan of distribution.
SEC POSITION REGARDING INDEMNIFICATION
     Our Memorandum of Association and Articles of Association provide for indemnification of officers and directors, among other things, in instances in which they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the provisions described above, we have been informed that, in the opinion of the Commission, indemnification is against public policy as expressed in that Act and is therefore unenforceable.
DESCRIPTION OF THE PLAN
     Our board of directors and our shareholders have adopted and approved the Plan. Options granted pursuant to the Plan constitute either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or options which constitute nonqualified options at the time of issuance of such options. The Plan provides that incentive stock options and/or non-qualified stock options may be granted to our officers, directors, employees and advisors selected by our Compensation Committee. A total of 2,000,000 shares of common stock are authorized and reserved for issuance under the Plan, subject to adjustment to reflect changes in our capitalization in the case of a stock split, stock dividend or similar event.
     The Plan is administered by our Compensation Committee which has the sole authority to interpret the Plan and to make all determinations necessary or advisable for administering the Plan, including but not limited to:
•	who shall be granted options under the Plan;
•	the term of each option;
•	the number of shares covered by such option;
•	whether the option shall constitute an incentive option or a nonqualified option;
•	the exercise price for the purchase of the shares covered by the option;
•	the period during which the option may be exercised;
•	whether the right to purchase the number of shares covered by the option shall be fully vested on issuance of the option so that such shares may be purchased in full at one time or whether the right to purchase such shares shall become vested over a period of time so that such shares may only be purchased in installments; and
•	the time or times at which the options shall be granted.
     Except in the case of disability or death, no option shall be exercisable after an optionee who is an employee ceases to be employed by the Company; provided, however, the Compensation Committee has the right to extend the exercise period following the date of termination of such optionee’s employment. If an optionee’s employment is terminated by reason of death or disability, the Compensation Committee may extend the option term following the date of termination of the optionee’s employment. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our common stock or a combination.
     If any option to purchase reserved shares shall not be exercised for any reason or if such option to purchase shall terminate as provided by the Plan, such shares which have not been so purchased shall again become available for the purposes of the Plan unless the Plan shall have been terminated.
     The provisions of the Federal Employee Retirement Income Security Act of 1974 do not apply to the Plan. Shares issuable upon exercise of options will not be purchased in open market transactions but will be issued by us from authorized shares. Shares issuable under the Plan may be sold in the open market, without restrictions, as free trading securities. There are no assets administered under the Plan and, accordingly, no investment information is furnished.
     No options may be assigned, transferred, hypothecated or pledged by the option holder except by will, the laws of intestate succession or as permitted by the Commission. No person may create a lien on any securities under the Plan, except by operation of law. However, there are no restrictions on the resale of the shares underlying the options.
     The Plan will remain in effect until September 19, 2015. Additional information concerning the Plan may be obtained from us at our address and telephone number.

APPLICABLE SECURITIES LAW RESTRICTIONS
     If the optionee is deemed to be an “affiliate” (as that term is defined under the Securities Act), the resale of the shares purchased upon exercise of options covered hereby may be subject to certain restrictions and requirements, including compliance with the provisions of Rule 144 promulgated under the Securities Act.
     In addition to the requirements imposed by the Securities Act, the antifraud provisions of the Exchange Act and the rules thereunder (including Rule 10b-5) are applicable to any sale of shares acquired pursuant to the Plan.
     Up to 2,000,000 shares may be issued under the Plan. We have authorized 50,000,000 shares of common stock, of which 22,006,676 shares are outstanding as of March 7, 2006. Shares of common stock outstanding are, and those to be issued upon exercise of options will be, fully paid and nonassessable, and each share of common stock is entitled to one vote at all shareholders’ meetings. All shares are equal to each other with respect to lien rights, liquidation rights and dividend rights. There are no preemptive rights to purchase additional shares by virtue of the fact that a person is one of our shareholders. Shareholders do not have the right to cumulate their votes for the election of directors.
TAX CONSEQUENCES
     We have been advised that the United States federal income tax consequences of the Plan to us and the optionees, and possible exercise of options granted under the Plan, will depend upon future circumstances and possible changes in the tax laws. The following summary discussion addresses certain United States federal income tax consequences of the Plan. This discussion does not address all of the tax consequences that may be applicable to any particular optionee or to us. In addition, this discussion does not address foreign, state, or local taxes, nor does it address federal taxes other than federal income tax. This discussion is based upon applicable statutes, regulations, case law, administrative interpretations and judicial decisions in effect as of the date of this prospectus.
     The income tax treatment of nonstatutory options is governed by §83 of the Code. This section basically provides that if an option has a readily ascertainable fair market value when granted, then the optionee must recognize ordinary income at the time of grant but not at the time of exercise or disposal; if an option does not have a readily ascertainable fair market value when granted, the optionee must recognize ordinary income at the time of its exercise or disposal of the option but not at the time of its grant. We will receive a corresponding compensation deduction for the amount included by the optionee as income in the same year that the optionee includes such amount as income. Consequently, whether a nonstatutory option has a readily ascertainable fair market value at grant will determine whether the grant or the exercise of the nonstatutory option is the taxable event for the optionee who rendered the services for which the option was granted.

     No tax consequences result from the granting of an incentive stock option or from the exercise of an incentive stock option by the employee. In addition, the employer generally will not be allowed a business expense deduction with respect to an incentive stock option unless the employee disposes of the stock prior to the required holding period. The employee will be taxed at capital gain rates when he sells stock acquired under an incentive stock option plan, provided he has not disposed of the stock for at least two years from the date the option was granted to him and he has held the stock itself at least one year after the stock was transferred to him. If the foregoing holding period rules are not satisfied, the gain that would have been realized at the time the option was exercised is included as ordinary income in the year of the disqualifying sale. For this purpose, the gain is equal to the lesser of (i) the fair market value of the stock on the date of exercise over the option price of the stock, or (ii) the amount realized on disposition over the adjusted basis of the stock. The employer is allowed to deduct a corresponding amount as a business deduction at the same time the employee is required to recognize the ordinary income arising from the early disposition.
     Notwithstanding the preceding, when calculating income for alternative minimum tax purposes, the favorable tax treatment of §421(a) is disregarded and the bargain purchase element (that is, the spread between the option price and the fair market value of the option stock at exercise) of the incentive stock option will be considered as part of the taxpayer’s alternative minimum taxable income.
LEGAL MATTERS
     The validity of the shares offered hereby will be passed on for us by Andrew N. Bernstein, P.C., 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111.
EXPERTS
     Our audited consolidated financial statements as of December 31, 2004 and for each of the three years ended December 31, 2004, have been incorporated by reference in this prospectus in reliance upon the report of Grobstein, Horwath and Company, LLP, Sherman Oaks, California, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
     Our future financial statements and reports thereon of Grobstein, Horwath and Company, LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference
     The Registrant hereby incorporates by reference in this Registration Statement the following documents previously filed with the Commission:
     (a) The Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (including its audited financial statements for the years ended December 31, 2002, 2003 and 2004) filed pursuant to the Exchange Act;
     (b) Each of the Registrant’s Reports on Form 6-K filed since the date of its Annual Report on Form 20-F for the fiscal year ended December 31, 2004;
     (c) The Registrant’s definitive Proxy Statement for the Annual Meeting of Shareholders of the Company held December 2, 2005;
     (d) The description of the common stock that is contained in the Registrant’s Registration Statement on Form 8-A under the Exchange Act (File No. 0-29946) and its Registration Statement on Form F-1 under the Securities Act (Registration No. 333-9274), including any amendments or reports filed for the purpose of updating such descriptions; and
     (e) All subsequent reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act.
     All reports and definitive proxy or information statements filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold at the time of such amendment will be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.
Item 4. Description of Securities
     Not applicable.

Item 5. Interests of Named Experts and Counsel
     None.
Item 6. Indemnification of Directors and Officers
     As in most United States jurisdictions, the board of directors of a British Virgin Islands company is charged with the management and affairs of the company, and subject to any limitations to the contrary in the Memorandum of Association of the Company, the Board of Directors is entrusted with the power to manage the business and affairs of the Company. In most United States jurisdictions, directors owe a fiduciary duty to the company and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the company and refrain from conduct that injures the company or its shareholders or that deprives the company or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.
     Under British Virgin Islands law, liability of a director to the company is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under its Memorandum of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or liquidator of the Company, provided such person acted honestly and in good faith and with a view to the best interests of the Company and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. The Company’s Memorandum of Association also permits the Company to indemnify any director, officer or liquidator of the Company who was successful in any proceeding against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding, where such person met the standard of conduct described in the preceding sentence.
     The Company has provisions in its Memorandum of Association that insure or indemnify, to the full extent allowed by the laws of the Territory of the British Virgin Islands, directors, officers, employees, agents or persons serving in similar capacities in other enterprises at the request of the Company.
Item 7. Exemption from Registration Claimed
     Not applicable.

Item 8. Exhibits
     The following documents are filed as exhibits to this Registration Statement.

Exhibit
Number		Description of Exhibit
4.1	—	2005 Stock Compensation Plan of Qiao Xing Universal Telephone, Inc.
5.1	—	Opinion of Andrew N. Bernstein, P.C.
23.1	—	Consent of Grobstein, Horwath & Company, LLP
23.2	—	Consent of Andrew N. Bernstein, P.C. (included in its opinion filed as Exhibit 5.1)
Item 9. Undertakings
     (a) Rule 415 Offerings.
          The undersigned registrant hereby undertakes that it will:
          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
          (2) For the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof; and
          (3) Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings Incorporating Subsequent Exchange Act documents by reference.
          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Request for acceleration of effective date or filing of registration statement on Form S-8.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Huizhou City, Guangdong, People’s Republic of China on March 15, 2006.

QIAO XING UNIVERSAL TELEPHONE, INC.
By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RUI LIN WU Rui Lin Wu	Chairman and Chief Executive Officer (Principal Executive Officer)	3/15/06

/s/ ZHI YANG WU Zhi Yang Wu	Vice Chairman and Secretary	3/15/06

/s/ ALBERT LEUNG Albert Leung	Chief Financial Officer (Principal Financial and Accounting Officer)	3/15/06

/s/ ZE YUN MU Ze Yun Mu	Non-Executive Director	3/15/06

/s/ SONNY KWOK WING HUNG Sonny Kwok Wing Hung	Non-Executive Director	3/15/06

/s/ YI HONG ZHANG Yi Hong Zhang	Non-Executive Director	3/15/06

/s/ ANDREW N. BERNSTEIN Andrew N. Bernstein	Authorized Representative in the United States	3/15/06

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit	Page Number
4.1	2005 Stock Compensation Plan of Qiao Xing Universal Telephone, Inc.
5.1	Opinion of Andrew N. Bernstein, P.C.
23.1	Consent of Grobstein, Horwath & Company, LLP
23.2	Consent of Andrew N. Bernstein, P.C. (included in its opinion filed as Exhibit 5.1)	x